Filed by Tyco International plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

SEC File No.: 001-05097

Date: February 18, 2016

Explanatory Note: The following is a transcript from an investor conference.

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FEBRUARY 17, 2016 / 07:25PM GMT, TYC - Tyco International PLC at Barclays Industrial Select Conference

CORPORATE PARTICIPANTS

George Oliver Tyco International plc - CEO

Alex Molinaroli Johnson Controls, Inc. - Chairman, President & CEO

CONFERENCE CALL PARTICIPANTS

Brendan Donoghue Barclays Capital - Analyst

PRESENTATION

Brendan Donoghue - Barclays Capital - Analyst

Welcome everyone to our last presentation of day one here at the Barclays Industrial Conference. I’m Brendan Donoghue from the Barclays sales organization.

If you’re wondering why I’m up here we are advising on the transaction here and thus research can’t be present to do the moderation. So I have the large shoes to fill of Scott Davis.

We’re very pleased to have on the stage with us here Mr. Alex Molinaroli, Chairman and CEO of Johnson Controls, and Mr. George Oliver, CEO of Tyco. We did get the name fixed eventually. Thanks.

So I wanted to start off, I’m sure it’s been a busy few weeks if not several months for both you guys. And thought what’d we do is spend some time in Q&A discussing the merger and of course leave some time for as many audience questions as are possible as the deal is obviously a large focus for the investment community.

So thought that would sound like a good plan, guys. So to set the stage a little bit, we all know these things don’t happen overnight.

So maybe provide for us some background on how this came together and specifically any color you can provide on the timeline and why now is the right time for Johnson Controls and Tyco to combine. And I guess I ask that to provide some details on the timing as arguably these two companies could have made sense combining a couple of years ago. But speak to why 2016 is the right time for shareholders.

George Oliver - Tyco International plc - CEO

Well sure, I’ll start and maybe Alex can join in. When you look at what we’ve done within Tyco over the last three years with the initial strategy that we had creating a world-class leader in the fire and security space, creating an operating company and ultimately putting a lot of our resource back into growth, whereas we look forward in becoming more of a growth Company been reinvesting in technology. And in the space we’re in we have the leadership position with our sensoring and devices within buildings and within infrastructure and that creates a lot of intelligence around buildings.

So along the lines of our strategy is these new ecosystems are being developed with the convergence of technology, certainly we have a big position in the building. But also what JCI has from a control standpoint, controls and commercial HVAC is a very powerful combination.

And so as we looked at our strategy in creating the growth in the fire and security space, which typically is low growth in creating new business models it was a tremendous opportunity to look at the combination with controls with JCI, and that’s how the discussion started. And when you look at the combination of these two businesses you take the number one player in fire and security, the number one player in building controls and the number one player in commercial HVAC and as the new ecosystem gets developed with a lot of the convergence that’s taken place it’s a very powerful combination. And this should now enable us to not only capitalize on the combined set of customers that we serve today with all of the combined technologies but now being able to change the game in creating new business models that ultimately create enhanced value for the customers that we serve while we’re accelerating growth for the combined Company.

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FEBRUARY 17, 2016 / 07:25PM GMT, TYC - Tyco International PLC at Barclays Industrial Select Conference

Alex Molinaroli - Johnson Controls, Inc. - Chairman, President & CEO

So it’s a little different journey from our standpoint but the timing is just right. I think that you could arguably say it could be a little early because we’re going through our spin of our automotive group but you really can’t control some of the things that are outside of your control. But one of the things that was important, in July 2013 I met with the folks that follow us and we’d like to call ourselves a multi-industrial but we were the only ones that thought we were.

It was a bunch of automotive analysts. And there might be a couple of them that are here in the room but one of the things I said at that July dinner was my goal was it’s been three years that meet with a whole bunch of different people, that was how I started off with our automotive analyst. And I think that the reason was pretty clear is the value of our Company overall was not valued as a multi-industrial.

We had capital constraints because of that, our capital allocation was impacted, our multiple and our earnings, our power solutions business was not being valued properly and even our building automation and HVAC business was not being rated as relative to our peers. So it was just important for us from our shareholder perspective for us to get the right value.

So we’ve been on a journey and our journey has been we’ve been disposing of our automotive assets and some of our service assets. We’ve been acquiring businesses and products for our HVAC business and over the last couple of years and making investments in our battery business. But until we announced the spin of our automotive business, which is about half of our Company, I think it was very hard for us to get over that threshold to truly be seen as not an automotive Company.

So for us it makes a lot of strategic sense and it also gives us a whole lot of financial flexibility and a platform for us to grow on in our future. So the timing is right.

We’ve gone through an awful lot of change. I think that we were kind of in the late innings of the first part of our transformation and the beginning of the second part.

Brendan Donoghue - Barclays Capital - Analyst

Makes sense. Thanks.

Kind of an open-ended one to some degree, but maybe each of you could speak to what you’re most excited about as you look out over the next several years with the combination. And also talk about what makes you nervous, what are the biggest concerns that keeps you up at night and so forth about the deal?

Alex Molinaroli - Johnson Controls, Inc. - Chairman, President & CEO

One of the things so it doesn’t keep me up at night from a nervous perspective. I feel very confident we’ll be able to execute. I really have — the level of confidence I have around execution of both our spin and the integration is extremely high.

I’m not concerned about I know there’s going to be a lot of work and there’s going to be a strain on our people resources but so I don’t see that as something that would be I think that would be the answer that everybody would be looking for. I think that if you look at what it is that we’re working on and how we’ll integrate this is something that from a Johnson Controls perspective is very, very similar to what we did when we acquired York 10 years ago as it relates to the type of integration that we’re going to do.

And I think it’s something that if I think about what would keep me up at night this is the kind of the opportunity to explain our story and not have people explain it for us. Because as I look at the opportunity going forward is tremendous and I think what we really have to do is make sure people understand it so that as we go through this transformation we have our shareholders with us and so for me that’s probably the real opportunity. So this venue and we’ve been out on the road as you can imagine talking to our shareholders and the people that represent both companies with our shareholders to make sure that they understand.

George Oliver - Tyco International plc - CEO

What I would say is this is creating an unbelievable Company that’s going to be able to be positioned for accelerated growth at the end of the day and that’s why we’re doing the merger. For me it’s really understanding what we do today and how we do it and then how it’s going to be done tomorrow and ultimately what this combination can do to ultimately change that.

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FEBRUARY 17, 2016 / 07:25PM GMT, TYC - Tyco International PLC at Barclays Industrial Select Conference

So we’ve got a portfolio here that’s got a leadership position in all of the sensors and device that go into a building or go into an infrastructure with the combination. We’ve got the world leading controls element that ultimately take all of the intelligence that we create with the sensors and devices, the data that’s extracted and then being able to put that data to work creating value with new business models.

And the combination here is a powerful combination. It’s not only the technology in the devices and products but also the software that’s deployed.

And then the channel, the intimacy that we have with our customers that we serve today both for the JCI channel as well as the Tyco channel is second to none. And then being able to know exactly what those problems are, what related to what we do today but even more important other problems that we’re going to be uniquely positioned to solve that’s going to be put to create a lot of value. That’s what keeps me extremely excited about this combination.

I’m less concerned about the challenges. We have been through a significant transformation within Tyco with the work that we’ve done in the last three years in being able to deliver the value that we’ve delivered.

The same is true within JCI and that gives us extreme confidence that as we now take this to the next level there’s going to be a whole layer of value creation for the customers and ultimately for our combined set of shareholders. So I’m extremely excited about the combination.

Brendan Donoghue - Barclays Capital - Analyst

Makes sense. You know kind of maybe digging into a level deeper on that the concept of owning a building that you guys have talked about a lot, maybe you could lay out for the folks in the audience and the investment community how you guys think about — how the customers think about the selling process? Because one of the things I’ve heard is you guys have a direct channel but there’s some fragmentation between the guy that’s buying HVAC and the guy that’s buying fire and security, so forth and so on and how you see it all coming together and ultimately like the value that you’re delivering to the customer? But if you could maybe give some granularity on the buying process from the customer side and how you see that evolving over the years and why the Company is going to be positioned to capitalize there.

Alex Molinaroli - Johnson Controls, Inc. - Chairman, President & CEO

So I’ll just give you an example because I think that you have to draw a distinction between products and channels and then you have to draw a distinction between the buying process and it relates to the different constituents in a construction project versus renovation or our services. This building would be a good example.

It just so happened that Johnson Controls has got their thermostats out there. I noticed that.

And if you look at this particular building what I would tell you is the person that’s providing that is purchasing the maintenance whether they are doing it here locally or they are doing it as part of a change is going to be the same person that’s providing the maintenance or the same group of people buying the maintenance and buying the services, buying the systems, the ultimate owner for both systems. And the challenge has been for companies that don’t have a unified, not a unified set of products, not a bundling strategy but a coherent plan that they can control as it relates to channels.

What’s unique about our two companies, and I can go all the way back to I grew up in our branch organization, I can go all the way back to the year 2000 we actually tried to acquire Simplex for the same reason that it makes sense today is because we both have direct channels. We both have relationships with the owners and where we both have those relationships with the owners, it gives us at the simplest level an opportunity where there’s trust exists to be able to cross that early on.

We have an experience with that with our York acquisition where that happened right away. It actually was the strongest source of synergy early on. It wasn’t because you had electrical engineers and contractors.

That really wasn’t the issue, electrical, mechanical, that’s not really where the opportunity was. It was really with owners.

If you look at the convergence of technology over time what’s going to happen is that kind of challenges this infrastructure of who buys these systems for new buildings. And so what you’ll hear is that while it’s going to be very difficult to do because you’ve got electrical contractors, electrical engineers, mechanical contractors and mechanical engineers, and that’s all a fact.

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FEBRUARY 17, 2016 / 07:25PM GMT, TYC - Tyco International PLC at Barclays Industrial Select Conference

However, when you look at the way systems are bought today, particularly for the most complex systems which is where we participate, those are bought more together than they are separately. They are only bought separately when people don’t have an offer that is compelling.

So I think that that’s kind of a red herring really as it relates to how things are bought. I think if you really understand how things are bought and you understand channels and you understand products, if you don’t have a way to manage the channels, if they are not direct then that’s the way people are going to buy.

If you do have direct access to the customers then you’re able to shape the way the customer buys if you bring value. And I think what we’re talking about there is a way to bring value in the short term and in the long term these technologies will converge just like they are converging in your car and just like they are converging at your house.

And I think to say anything else would be just sort of not recognizing the sensors that we’re carrying around in our pocket. And so the ability for us to have that infrastructure in a building is going to put us in a real strong position not only in the near-term but in the long term.

George Oliver - Tyco International plc - CEO

And I would add when you look at this combination every one of our domains, whether it be fire products or security products or building controls or HVAC there is a certainly multiple channels. And there’s brands and certainly we’re going to continue to invest in those products and maintain those channels.

What’s different with what we’ve done at Tyco and what JCI has done we’ve got an unbelievable channel to the customer. And there is convergence that’s happening, so there is convergence with technology so that you can from an IoT standpoint combine with the building control you can pretty much connect all of the sensors devices systems that are within a building and then be able to better optimize those with that connectivity.

So what you’ll see happen going forward there will be convergence in the products where today you have multiple systems and subsystems within a building a lot of that will then be converged into one infrastructure. That will be powered with software, being able to now collect the data from all of the sensing devices, create analytics to be able to create new business models supporting new services on top of that infrastructure and the combination of what we’ve done from an IoT standpoint with Tyco On combined with the Metasys platform, the building controls platform, that JCI has is a powerful combination.

And so I see in our short term not only being able to continue to do what we do through our existing channels but with this combined direct channel that we have access to our customers with that intimacy understanding their big problems and being equally positioned now to solve those problems which is going to create new business. Just within our own four walls within Tyco as we have focused on growth and innovation over the last 18 months, we have a dozen startup companies and these startup companies have started with big customer problems in one of our key verticals.

And now with the combined technologies that we have with our sensors and devices, with the software that we’ve been developing, with our cloud IoT platform with Tyco On we are now being able to configure new business models that it positions us to create a lot of value above and beyond what historically we have done within life safety and then be positioned to grow the Company with new new business on top of that. And that’s what I think is extremely exciting with this combination.

Brendan Donoghue - Barclays Capital - Analyst

Maybe to segue from that a little bit, one of the things that I thought about here with respect to your competitors, and I heard it in the room next door Greg Hayes basically said that you’re re-creating the CCS business, and could you maybe, do you agree with that? Do you think your strategy is going to be altogether different?

You touched on the bundling aspect. But just touching on that these things you’ve talked about but how those ideas are differentiated from your competition and whether it’s the channel, whether it’s the products, whether it’s the sell-in process so forth and so on.

Alex Molinaroli - Johnson Controls, Inc. - Chairman, President & CEO

Right, just kind of the start, first off I just want to make sure you understand I have a tremendous amount of respect for the Carrier organization and how it goes to market, particularly around HVAC. And so if this was a conversation around residential air conditioning I wouldn’t — I wouldn’t be legitimate to be giving advice because if you look at our position in that market we’ve got a long way to go.

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FEBRUARY 17, 2016 / 07:25PM GMT, TYC - Tyco International PLC at Barclays Industrial Select Conference

But as it relates to HVAC and building automation controls we’re by far by multitudes the leader in that industry. And so as it relates I mean I appreciate the comparison but this is not an HVAC play, this is a technology play. And you cannot compare our position, Johnson Controls’ position in the market based around building automation systems with anyone in the world.

And so when you look at, particularly when it comes to our channel, the closest competitor would be Honeywell but Honeywell is really a product company. In fact, we’re one of their largest customers in the world when we need their products.

So I think that it’s just not it’s not a comparison that has no merit but it’s not a comparison that really speaks to the strategy and the strength of where we’re coming from. We’re coming from a position that we have the number one and number two fire alarm and security company in the world and the number one building automation and controls company in the world with the number one channels for each one of those things in the world.

And when you combine those three you have to do it cleverly and you have to make sure that you do it in a way that makes sense for your customers it’s just really not something to compare it to. And it doesn’t mean that it’s doesn’t mean that it’s bulletproof but it’s a different strategy.

I think that’s where we have to start telling our story. Because I think if it looks like chasing a different strategy I think that’s kind of a parochial way to look at what we’re trying to accomplish.

George Oliver - Tyco International plc - CEO

Yes, what I would add to that when you look at — let’s start with the synergies, the synergies between these two companies. It starts with certainly the tax benefits and that’s pretty straightforward, the $150 million. What’s different here, we get $150 million of public company corporate costs that come out and then that leaves about $350 million of synergies.

We’ve delivered in the combination of the work that we did with the commercial security business within fire within Tyco. And we’re only halfway through where we started, significantly more than that from a cost standpoint and that will continue.

What we see here, what’s different here is that we have a tremendous channel. And with JCI’s channel the potential overlap there to derive synergies is significant and that will support the $350 million of costs or operational synergies that we get from the deal. Much of that is driven by leveraging the buy that we have across the globe as well as now getting the efficiency from the branch network.

But we haven’t even talked about the growth synergies relative to the value that’s going to be created right from day one leveraging the combined set of customers that we share many times as an overlap there, being able to do more of what we do today. But more important on finding new ways to be able to support that customer base with new technologies, new solutions that’s going to I think right from day one accelerate the growth.

And so when you look at the compare here is very different. When we look at our product businesses I would say our product businesses are run very efficiently across all of the domains we have within Tyco as well as within JCI. The opportunities that we have here is now with the channel to be able to take two overlapping structures, create a lot of synergy value through the cost synergy and more important get totally focused on the customer base that we serve to ultimately create value and growth the combined Company.

Alex Molinaroli - Johnson Controls, Inc. - Chairman, President & CEO

Just to put it in perspective here, and I was kind of reflecting on this, if you take Johnson Controls, let’s use North America, North America numbers and you take them apart the first thing that you would do if you think about our business is that you start with just the branch part of our business, it’s a little over $4 billion.

You take that $4 billion the first — take our performance contracting and take that out because it’s a different business. It’s a business, it’s a $1 billion business where we’re saving energy for our customers. It’s not a product business.

It’s really a services business. You take that business out you’ve got $3 billion. Of that $3 billion you’ve got services and installation, that includes controls, fire and security.

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FEBRUARY 17, 2016 / 07:25PM GMT, TYC - Tyco International PLC at Barclays Industrial Select Conference

Of the $3 billion over 10% of that is fire and security. Well, we’re doing that without a product. And so there’s proof that you can actually without a product you have the synergies with your existing customer base.

Now you might walk in and see a Johnson Controls product on the wall but that actually is not a Johnson Controls manufactured product. It’s a private label product.

So without a product we’re already getting that kind of pull-through over 10% of our businesses that are either installation or services. And so if you add the capability to have a product be able to engineer and design that so that it’s got advantages going forward to be much more integrated you might get kind of dangerous actually. So I think that as you start taking apart these numbers I think you really understand that the synergies are there because we’re selling it without a product today.

Brendan Donoghue - Barclays Capital - Analyst

Yes, I mean you haven’t put anything from a revenue standpoint in the model. Could you maybe give us any sense for your long-term expectations in terms of like do you think you would growth the market plus X or something like that or is it —

George Oliver - Tyco International plc - CEO

Since we announced the deal I meet with customers constantly and have had the opportunity to meet with a lot of our large customers. And they are very excited about the combination. And it’s because of the Johnson Controls has a tremendous relation, reputation relationship with their customers.

The same for us within Tyco and the ability to be able to take that intimacy and be able to create more value. And we believe that we’re working through that now from a planning standpoint but to think that we shouldn’t be able to add another point of growth onto the combined Company would be at least a starting point. Because I think this is a tremendous amount of opportunity as we look at what our position is today and where we think we can go with that position going forward.

Alex Molinaroli - Johnson Controls, Inc. - Chairman, President & CEO

Yes, I think that we’re all itching to find out what that opportunity is. I think that during the next few months we will get a good — we’ll have a good chance to be able to detail out both on the near term and the long term.

I think what’s important to understand is I believe firmly we wouldn’t have done this deal, two things, one, if we didn’t think that there was the ability to get synergy as it relates to this being much more efficient in the way that we go to market and the way that we serve our customers and second, if there wasn’t a technology convergence that was in front of us. And I think from a Johnson Controls perspective we’ve gotten the Company in a position that set up for the next decade of growth and I think that long term we’re going to have to be able to articulate what that means from a technology standpoint but I’m pretty bullish on what the opportunity is. So we owe our shareholders and ourselves that but it’s very clear to us internally that opportunity is significant.

Brendan Donoghue - Barclays Capital - Analyst

On the $500 million of synergies you’ve talked to this in some of the presentations in the past but just worth going through for the audience. And you said sourcing, kind of the branch overlap, but could you maybe give us some granularity in terms of you’ve done this before with integrating some of the Tyco businesses. And Alex you have this as well with some of your M&A but give us some granularity around how you think about rationalizing the branch networks and the specific breakdown of that $500 million on the sourcing side

Alex Molinaroli - Johnson Controls, Inc. - Chairman, President & CEO

Optimizing the branch network.

George Oliver - Tyco International plc - CEO

So what I would say is start with if you take the $350 million, it’s actually $500 million operational benefits, it’s about $150 million of public company headquarters cost and that’s pretty straightforward. So the remaining $350 million is tied to the businesses in the operations.

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FEBRUARY 17, 2016 / 07:25PM GMT, TYC - Tyco International PLC at Barclays Industrial Select Conference

The buy in these two companies is close to I think it’s about $15 billion. So what we buy, what we source and buy.

So the opportunity to be able to take the work that we’ve done with segmenting our commodities and getting the leverage and being much more strategic in how we buy and creating a pipeline of productivity that’s sustainable longer term. Similar to what JCI has done putting that together we get about $100 million of synergy there. And some of that it’s also derived from the ability to be able to source the products that ultimately they are buying on the outside today and outsourcing our respective products within the type of solutions that we deploy.

That’s a big chunk of it. The $250 million, when you look at our footprint we’re only, even in Tyco we’re only halfway through our transformation of the branch network recognizing that we took a $5.5 billion company, the commercial security company from ADT, we combined that with about a $4.8 billion fire protection company.

And that is metered by the ability to be able to get out of leases, get into more optimal footprint in the field which houses the resources focused on customers and delivering growth while at the same time you’re developing functional excellence which then is put into shared services centrally and in each of the regions and ultimately we get a lot of productivity and leverage from. We’re only halfway through the process. JCI, Alex and the team have done a nice job in creating those regional shared services.

And so as we look at the work we’re doing we can now accelerate the second half of our transformation being able to pull now these two infrastructures together to be able to drive those synergies. So when you look at it as a percent of cost that we’re going after you would argue that this is on the conservative end but knowing what we’ve done we’re not only going to commit to what we’ve already committed within each one of the companies. This the synergies we’ve identified is above and beyond that as we now are positioned to deliver on those.

Brendan Donoghue - Barclays Capital - Analyst

So to say this another way, your standalone productivity plans are very well on track and you’re still committed to this goals and the $500 million is on top of that.

Alex Molinaroli - Johnson Controls, Inc. - Chairman, President & CEO

Correct.

George Oliver - Tyco International plc - CEO

That is correct.

Brendan Donoghue - Barclays Capital - Analyst

Do we have any questions from the audience at all? I thought it might be a good point to — maybe right here, six rows back in the middle.

QUESTION AND ANSWER

Unidentified Audience Member

A question on business divestitures, as you’re evaluating each of the individual company business divisions you’ve got your auto spin going on. How quickly if there was anything of the combined company that you would be looking to divest or spin off an addition? How quickly would you be able to get at that and start to formulate a business plan around that strategy?

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FEBRUARY 17, 2016 / 07:25PM GMT, TYC - Tyco International PLC at Barclays Industrial Select Conference

Alex Molinaroli - Johnson Controls, Inc. - Chairman, President & CEO

So I will just address that holistically and then I will probably be more specific. Because if you can’t tell sometimes because I’ve had so many questions that that’s code for something else. But what I would — the way that I would think about this is we’re going to have our hands full getting the integration done.

The most obvious thing that people talk about is they talk about our battery business as being an opportunity. One of the things that I want to see is I want to see that battery business get rerated and sum of the parts of rated the way that it should be.

And I would encourage each one of you who don’t know Johnson Controls, some of you do and some of you don’t, to take a look at that battery business and particularly look at the last 10 years and what the plans are moving forward as it relates to the growth profile of the business, the way that market has expanded our opportunity to expand the end markets, the returns of that business, I mean the business has grown consistently and it has not only grown consistently it has become much more profitable over the last 10 years.

And we have that in front of us. And I wouldn’t even think about anything with that until that business gets rated properly.

And then if you think about that moving forward those markets have expanded and they are expanding into the building. So one of the things that we’re doing within our own solutions business today is around distributed energy. So this whole push for distributed energy, on-site energy generation, green energy really requires it requires a battery solution.

And so we have entered that market organically and we’ve talked about what we might do inorganically. So as I look at it it might be a question of what we invest in.

But I would just say strategically we’ve got our hands full for a while either way and I think that I wouldn’t want to do anything until we get the proper rating of the business. You look at Johnson Controls and something is being discounted right now and I think that it could be a discount because of the complexity of what’s happening but if you look at the sum of the parts my guess is it’s probably the battery business because it doesn’t have any good peers. And the reason it doesn’t have any good peers is because they’ve done a good job of being able to outpace its peers.

George Oliver - Tyco International plc - CEO

And operationally within Tyco we’ve constantly been looking at the portfolio and making sure that we are repositioning in end markets that we truly differentiate with the solutions and technologies that we bring to those end markets.

Retail is a great example where we’ve been investing not only organically but also making strategic acquisitions that have enhanced our capabilities there. And as we look across the globe we’ve been doing that. We’ve been divesting businesses that are in low growth unsustainable business models and reinvesting in the high growth where we can differentiate what we do, create more value and ultimately get paid for the value that we deliver.

And we’re going to continue to look at that as we continue to enhance the portfolio. So I think we’re positioned to continue to do bolt-on acquisitions, continue to enhance and looking to reposition other businesses that ultimately don’t support the long-term strategy.

Brendan Donoghue - Barclays Capital - Analyst

Alex, you addressed the kind of questions specific to power solutions but are there other areas you could think about within the portfolio? Or George, like you specifically mentioned resi HVAC and your business being smaller there. And like how do you think about that long-term in terms of the strategic importance?

Alex Molinaroli - Johnson Controls, Inc. - Chairman, President & CEO

It’s a great question. Residential is something where we are certainly under scale and we’ve looked at strategic alternatives and try to understand what is — what are the real choices that you have? Because you could look at from the outside and say you’ve got two real choices, invest and you really would have to do something likely either through distribution or manufacturing in order to inorganically do something.

Or you could look at divestiture. And we’ve studied this as you can imagine a bunch of different times, a bunch of different ways and we keep coming up with the same conclusion is that we’re not a seller. And the reason we’re not a seller is because you can’t be in the residential business — you can’t not be in the residential business and claim to be in the light commercial business from a distribution standpoint.

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FEBRUARY 17, 2016 / 07:25PM GMT, TYC - Tyco International PLC at Barclays Industrial Select Conference

You will harm the business. And so if you understand that strategically then you’ve got to solve your problem.

It’s not a problem as it relates it’s not a drag on the Company but if you look to compared to our peers we underperform compared to our peers because of our size and comes from our distribution. So I think that it’s still a problem that needs to be solved but the choices are much more limited.

It’s really not an option for us to say okay, we will just get out of that business and there won’t be any consequences. There’s unintended consequences that come with that around our light commercial business and then ultimately the commercial business which is our franchise. And so we’ve got to solve that problem and that can be done on our timetable and I think that’s the way that I would think about it.

Brendan Donoghue - Barclays Capital - Analyst

Do you think that would require additional investment or how do you what are some of the ways to think about that?

Alex Molinaroli - Johnson Controls, Inc. - Chairman, President & CEO

The best ways to think about it would be investments in distribution and our investments in manufacturing that would have distribution that comes with it. I don’t think that it can be an organic-only solution.

But what I would tell you is, because it’s really important that people understand it, it doesn’t mean that there’s a need to do something tomorrow. The business is not broken, it can be done on our timetable.

Brendan Donoghue - Barclays Capital - Analyst

Maybe speak a little bit to the leadership transition that you guys have laid out. You’ve said that you will be Chairman and CEO for 18 months and then George will take over and you will stay on as Chairman for 12 months thereafter.

What’s the thought process behind that from your perspective? And then if you build on that question, maybe think about the next level down of management and how you guys think about it in terms of shaping that team?

Alex Molinaroli - Johnson Controls, Inc. - Chairman, President & CEO

Let me start with that. So as we went through this whole process as you can imagine everything circles around key issues.

One, you’ve got to make the economics work for both sets of shareholders. And then beyond that that’s a near-term and long term and you immediately get to leadership in the strategies of the Company whether it be at the Board level or whether it be at the management level.

And what was important is to make sure that both of our strategies stayed intact and that both of us were engaged. And then it was also important that as the Company moved forward one of the things, and this is a Johnson Controls probably cultural thing more than anything else, is that we don’t have a history of going outside to get a CEO. In fact, we have no history of that.

There’s been nine CEOs and 130 years and all of them probably have 20 something years with the Company. And it was just very, very important to make sure that we set this thing up to be successful. Both strategically and culturally we needed to get through the integration of the two companies and make sure that we come out of this thing as one new Company that’s very, very strong and set the Company up to be successful and set George up to be successful with the Company.

So that’s the reason behind the transition process. And I think that we’re going to work hard at it and it’s set up in a way that there’s really no conflict between George and myself. There’s no reason, we’re both on the same side of the page here, it is just so important for this thing to be successful.

And then as it relates to the next level down, obviously we’re going through an integration process and that’s going to help determine an awful lot of what we do. We’re still two separate companies, so that there’s a process that we’re going to go through. As we go through that process I feel very comfortable we’re going to come out with an incredibly strong management team and it will be better than the sum of the parts.

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FEBRUARY 17, 2016 / 07:25PM GMT, TYC - Tyco International PLC at Barclays Industrial Select Conference

I’ve been really impressed, extremely impressed with the people that I’ve met at Tyco. But unfortunately I haven’t had a chance to meet a lot of the folks yet. But the ones that I’ve met just tell me that we’re going to the combined Company is going to have an incredibly strong organization and leadership team.

I do know a lot of the people out in the field organization, I grew up even though I ran our battery business for a while, I grew up in our branch network. And I actually do know, I forgot that I knew until this happened and I got all sorts of emails, people that I remembered that I know that I grew up with. And culturally these are very similar companies when you get out to the branch network.

There’s lots of people that know each other, work for each other’s Company and that probably are in the same office park. So I feel fairly comfortable about it in the future.

George Oliver - Tyco International plc - CEO

So from a Tyco perspective what I’d say is very strategic merger. This is an unbelievable combination and as we think about it it’s a merger of equals.

Right out of the gate I am a member of the Board, Alex is certainly a member of the Board as Chairman and CEO. And the way it’s set up is that there’s tremendous value creation with a combination of the Company and making sure that we’re going to be positioned to deliver the $650 million of synergies but more important getting the right structure, getting the right technology plan, getting the right commercial structure and incentives so that we’re going to be positioned to far exceed what we can believe we can do with this combination out of the gate.

So I’m going to be very much focused in the interim period is 18 months to be able to successfully pull this together, execute on the integration, making sure that we’ve got the right structure, we’ve got the right leadership working with Alex in all of the key positions so that we’ll be positioned to execute. And then being able to then step up, run the Company as CEO and then a year later be able to take over as Chairman and CEO.

And totally committed that with the combination that from a Tyco perspective on the low end we believe that this is about a 30% value creation for our shareholders and then that’s not counting any change in the multiples when you look at the combination and/or the revenue synergies that are generated. So I will be position to be able to work with Alex and get the right structure, get the right process and then ultimately longer term be able to take this enterprise to a whole new level in our ability to create customer value and ultimately shareholder returns.

Brendan Donoghue - Barclays Capital - Analyst

Makes sense. Anything else from the audience? We have eight minutes left.

All right, we’ll move on then. Maybe speak from a Tyco perspective for a minute when you went into this deal, I guess when you came at it from a shareholder perspective, can you maybe — at its face value the 13% premium but you’ve spoken to a much larger uplift longer term in terms of the value creation for Tyco. Can you maybe speak to some of the specific numbers?

George Oliver - Tyco International plc - CEO

Sure. So on the surface we get the 13% premium. We get it’s 44% of the combined Company and then with synergies that we deliver on that certainly creates a lot of value and then with the any — you call whatever the multiple that the new Company demands a potential uplift there which is above and beyond we think the 30% of the value that we create.

Then you add in the revenue synergies which we haven’t, day one we didn’t announce but at the end of the day that’s where the value will be created. The value that we see in this deal is the ability to be able to get to the next level of strategy with what’s happening with the convergence of technology with what’s happening with IoT and we’re going to be repositioned to change the game. And that is what ultimately longer term is going to create significant value for the combined Company. So initially we think I’m very confident that we’ll be able to deliver on the synergies which is a significant value creator for both sets of shareholders and then longer-term be able to really be positioned to accelerate growth which is where the longer-term value will be created.

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FEBRUARY 17, 2016 / 07:25PM GMT, TYC - Tyco International PLC at Barclays Industrial Select Conference

Brendan Donoghue - Barclays Capital - Analyst

Makes sense. Could we spend a couple of minutes just as we close out here in terms of talking about each of your macro views in terms of where we are in the cycle? Alex, your business has some exposure over in China and obviously markets are sending us signal around the pessimism about the future. Can you maybe speak to what you’re seeing in your trends real-time both domestically and abroad and how you think your businesses are perhaps maybe positioned to weather the storm here in the short term and maybe you’re more optimistic on it?

Alex Molinaroli - Johnson Controls, Inc. - Chairman, President & CEO

I’d love to do that. So first off let’s talk about automotive.

That would be the first place as it relates to exposure where are we in that cycle. Clearly we are in places we have never been North America who thought we’d recover as fast as we did. All that being said inventories are down versus year on year, growth was up with our January numbers, the North America January numbers are good. Our numbers were strong.

Europe continues to be strong, particularly Western Europe, Southern Europe continues to be strong, stronger than we expected for sure. And then when you get to China there is incentives in place for at least another year and as you look at the incentives you’re seeing growth in the overall market and you’re seeing us outpace that growth I think in the first quarter we are talking 12%, 13%. I don’t see anything different as it relates to our growth.

That being said you have to look at the buildings business in China and there is a place where you have overcapacity and we’ve seen some softness. We actually have a really strong second quarter but I wouldn’t say that we were anywhere close to being out of the woods in China in the building segment.

In our battery business because of where we are and the technology that we’re bringing to the market we are seeing tremendous growth. We’re at capacity essentially in China and we’re adding capacity and then as it relates to overall trends as far from a secular standpoint, a trending standpoint in that business you know vehicles are moving, production vehicles are moving ubiquitously to a start-stop platform and we’ve seen over 40% growth in that, in our battery business.

So we are in a very strong position in each one of our segments. I think that the institutional markets in North America seem to be holding up.

The financial markets at some point could bleed into the real markets. But the way that we see things happening right now at least in the midterm, you know the pipelines are strong, our sales seem to be strong and we’re finally seeing some strength because we’ve had to wait, we’re institutionally focused, we’ve had to wait quite a while to start seeing some growth and so we’re actually seeing that.

So from my viewpoint there’s some choppiness in front of us and unsettledness as it relates to the financial markets. But we’re actually seeing, I’m trying to find some wood to knock on but we’re actually seeing some relative at strength in the marketplace.

Understanding that you have to accept a 6% growth in China versus what we saw in the past, a 6% growth in China is pretty good compared to the rest of the world if you believe that, it’s just not as good as it used to be. So I’m — we’re going to go through the choppiness but I’m relatively bullish on at least our position in the marketplaces that we’re in today.

Brendan Donoghue - Barclays Capital - Analyst

So you think that, with respect to China you think your capacity levels are about rational for the long-term plan despite any sort of —

Alex Molinaroli - Johnson Controls, Inc. - Chairman, President & CEO

We have no overcapacity. I think if there was any overcapacity you might see it in the automotive space but as it relates to where we are we happen to be on winning platforms in a growing part of the business because of our really because of our joint venture relationships. And I think we’re ultimately we’re in pretty good shape; whether we are smart or lucky, we’re in pretty good shape as it relates to capacity.

We’re actually adding capacity in our battery business. And then with the recent Hitachi joint venture it’s really changed our position in China and made it even stronger. Our building business, we’re all of a sudden the number two player in VRF in China, we went from not participating to a really strong position.

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FEBRUARY 17, 2016 / 07:25PM GMT, TYC - Tyco International PLC at Barclays Industrial Select Conference

George Oliver - Tyco International plc - CEO

And what we’re seeing in the US is continuing to expand. With the exception of the petrochemical oil and gas in Western Canada in the North America segment we see continued expansion. And with the work that we’ve done for commercial excellent standpoint improving our structure and upgrading our salesforce we’re starting to see some nice pickup in orders and that’s supporting the revenue expansion in the second half of this year.

Europe is a little bit sideways and some of that’s driven by the heavy industrial petrochemical oil and gas that we have in our UK structure and that’s continuing as we have said during our earnings update. Asia is mixed. As Alex said we see continued expansion but not nearly what we were seeing and certainly we’re impacted also with a heavy industrial petrochemical oil and gas.

Latin America for us is actually a bright spot. We start from a smaller position with the investments we’ve made and the team that we have in place there is continuing to execute very well. Certainly we get hurt with currency.

So overall what I would say in Tyco we’re seeing in spite of the economic environment the work that we’ve done to enhance our commercial teams and structure we’re starting to see the benefits of. And as we had updated everyone during our earnings call we see continued nice performance with orders expansion which ultimately then supports the revenue continuing to improve through the course of the year. And that’s how we see it playing out the rest of this year.

Brendan Donoghue - Barclays Capital - Analyst

Great. We’re about out of time but any final message on the combination you think that we didn’t get across?

Alex Molinaroli - Johnson Controls, Inc. - Chairman, President & CEO

I think that it’s just important for us to continue the dialogue, that people understand the nuances of what we’re trying to accomplish and where we think the market is going. We’re going to have to have technology that competes.

We also have a challenge that clearly will compete. And I feel very confident as it relates to as technology converges in this space why would it not converge in the commercial building space if it’s converging at homes and converging in cars and converging in our lives.

And if you think about that how would you want to participate in that? And I think we’re creating an opportunity for people to participate in that in a meaningful way. We need to make sure that our product plan support that but I feel very comfortable that we’re in a strong position and we just need to exploit it.

George Oliver - Tyco International plc - CEO

And I would say this is from a strategy standpoint an unbelievable combination that’s taking all of the trends that are underway with technology convergence, IoT. With this combination ultimately we’re going to position ourselves as the world leader in building efficiency, products solutions, both are great businesses and over time there will be more synergies between those businesses.

We have a track record not only within Tyco but within JCI of execution. We believe that the value that we’ve identified is low risk and being able to execute on that value creation and more important positions this combination for an unbelievable future that ultimately is going to be able to create a lot of value longer term.

And Alex and I very impressed with the team and the work that we’ve done to date. And I think we both have a high degree of confidence in our ability to be at work through the transition, create an unbelievable Company and then ultimately create a lot of value for the shareholders that we support.

Brendan Donoghue - Barclays Capital - Analyst

Great, Alex, George, thanks for much for joining us.

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FEBRUARY 17, 2016 / 07:25PM GMT, TYC - Tyco International PLC at Barclays Industrial Select Conference

Alex Molinaroli - Johnson Controls, Inc. - Chairman, President & CEO

Thanks for your time. Appreciate it.

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NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“JCI”) and Tyco International plc (“Tyco”), Tyco will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of JCI and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). JCI and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF JCI AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JCI, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JCI and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by JCI by contacting JCI Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@tyco.com or by calling (609) 720-4333.

PARTICIPANTS IN THE SOLICITATION

JCI, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of JCI and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding JCI’s directors and executive officers is contained in JCI’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016.

Tyco Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Tyco’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction. Many factors could cause actual results to differ materially from these forward-looking statements, including, in addition to factors previously disclosed in Tyco’s reports filed with the SEC, which are available at www.sec.gov and www.Tyco.com under the “Investor Relations” tab, and those identified elsewhere in this communication, risks relating to the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, the ability of Tyco and JCI to integrate their businesses successfully and to achieve anticipated synergies, changes in tax laws or interpretations, access to available financing, potential litigation relating to the proposed transaction, and the risk that disruptions from the proposed transaction will harm Tyco’s business.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

JCI Cautionary Statement Regarding Forward-Looking Statements

There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding JCI’s or the combined company’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. JCI cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond JCI’s control, that could cause JCI’s or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: JCI’s and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or

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interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the risk that disruptions from the proposed transaction will harm JCI’s business, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to JCI’s business is included in the section entitled “Risk Factors” in JCI’s Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and available at www.sec.gov and www.JohnsonControls.com under the “Investors” tab. Any forward-looking statements in this communication are only made as of the date of this communication, unless otherwise specified, and, except as required by law, JCI assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication.

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The directors of Tyco accept responsibility for the information contained in this communication relating to Tyco and the directors of Tyco and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Tyco (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of JCI accept responsibility for the information contained in this communication other than that relating to Tyco and the Tyco group of companies and the directors of Tyco and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of JCI (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Lazard Freres & Co. LLC, which is a registered broker dealer with the SEC, is acting for Tyco and no one else in connection with the proposed transaction and will not be responsible to anyone other than Tyco for providing the protections afforded to clients of Lazard Freres & Co. LLC, or for giving advice in connection with the proposed transaction or any matter referred to herein.

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Barclays Capital Inc. is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to JCI and no one else in connection with the proposed transaction. In connection with the proposed transaction, Barclays Capital Inc., its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than JCI for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

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